SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated March 5, 2018.

TRANSLATION

Buenos Aires, March 5, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Supply Agreement with Aerolíneas

Argentinas S.A. and Austral Líneas Cielo del Sur S.A.

Dear Sirs:

Pursuant to the provisions of Article 73 of Law No. 26,831, please be advised that the report of the Audit Committee is available to shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515 in the Autonomous City of Buenos Aires, in which it has issued its opinion in accordance with the standard set forth in the aviation fuel supply agreement with Aerolíneas Argentinas S.A. and Austral Líneas Áereas Cielo del Sur S.A., concluding that the terms and conditions thereof are in accordance with normal and usual market standards for agreements entered into for similar operations between independent parties.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2018	By:	/s/ Diego Celaá

	Name:	Diego Celaá
	Title:	Market Relations Officer